EXHIBIT 99.1

Amarc and Freeport Successfully Complete 2025 Aurora Expansion Focused Drill Program at Joy Copper-Gold District

VANCOUVER, BC / ACCESS Newswire / October 22, 2025 / Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV:AHR)(OTCQB:AXREF) is pleased to announce the successful completion of the 2025 drill program at the JOY District ("JOY" or "District") in the Toodoggone-Kemess region of north-central British Columbia ("BC"). The 2025 drilling program was primarily designed to expand the AuRORA Deposit, where 2024 drilling discovered high grade near surface copper-gold-silver ("Cu-Au-Ag") mineralization with exceptional vertical and lateral continuity. The area drilled in 2024 measured 500 m by 600 m and remained open to expansion (see Amarc releases January 17 and 20, and February 28, 2025). In addition to the AuRORA Deposit, the 630 km2 JOY District hosts the PINE and Brenda historical deposits, TWINS and Canyon Discoveries and multiple other Cu-Au deposit targets. Amarc believes the AuRORA discovery could be key to the emergence of a potential world-class porphyry Cu-Au district in the Toodoggone.

As announced on September 4, 2025, Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport") elected to proceed to Stage 2 of the JOY Mineral Property Earn-in Agreement by sole-funding a further CAD $75 million to earn an additional 10% interest in AuRORA Minerals Ltd. The JOY District is now being advanced under a private joint venture corporation agreement. The CAD $15+ million 2025 exploration program is being funded by Freeport.

Highlights of the 2025 JOY District Field Program

•	A total of 15,381 m of core drilling was completed in 35 drillholes across the JOY District with up to four drill rigs (Figure 1) (total to date of 127 Amarc drill holes for 54,497 m in since 2017).

•	Of these, 24 core holes (9,687 m) were drilled at AuRORA, consisting of 23 deposit step-out expansion holes and a single infill hole (total 2024-2025 is 45 drill holes for 17,586 m). The area drill tested at AuRORA now extends over an area of approximately 1 km by 1 km.

•	The 2025 program follows up 2024 AuRORA Discovery drilling, a highlight intercept from hole JP24075 is:

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266 m of 1.2 g/t Au, 0.31% Cu and 3.4 g /t Ag from 34 m
Incl. 109 m of 2.41 g/t Au, 0.51% Cu and 5.3 g/t Ag from 37 m

•	Partial assay results from AuRORA hole JP25098 were recently announced; it is located approximately 260 m southeast of drill hole JP24079 and some 350 m east-southeast of drill holes JP24081 and JP24084, which are the nearest to the 2024 AuRORA Discovery core holes. Hole JP25098 illustrates the potential for significant expansion at AuRORA (see Amarc release September 22, 2025). Host rocks, alteration and mineralization in JP25098 are consistent with those encountered in the 2024 AuRORA discovery drill holes.

•	2025 drilling was also designed to further expand the TWINS and Canyon Discoveries and to test other new high potential Cu-Au Deposit Targets identified by surface surveys.

•	Next assay results are expected later this month, with additional results to be released in batches over the coming months.

Figure 1: JOY District - Large-Scale Mineral Systems Host the AuRORA, TWINS and Canyon Discoveries, PINE Deposit, NWG, NUB and Other Sulphide Systems

Other survey work completed in 2025 includes 64 line-km of ground Induced Polarization (total Amarc and historical to date 662 line-km) and 96 km2 of airborne magnetics (total Amarc and historical to date 532 km2) geophysics, approximately 90 km2 of geological mapping and 938 grid soil (total Amarc and historical 9,321 samples), 640 rock chip (total Amarc and historical 2,881) and 319 silt geochemical samples.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure - including power, highways and rail.

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Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together, this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator of the DUKE District. Amarc manages and has been appointed the primary contractor of the exploration at the JOY District on behalf of AuRORA Minerals Ltd., the private joint venture corporation which holds the JOY District mineral rights and titles, and in which Freeport and Amarc hold 60% and 40% of the shareholding, respectively.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits - such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person ("QP") as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Figure 1: JOY District - Large-Scale Mineral Systems Host the AuRORA, TWINS and Canyon Discoveries, PINE Deposit, NWG, NUB and Other Sulphide Systems

SOURCE: Amarc Resources Ltd.

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